July 10, 2009

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and
Exchange Commission
Washington, DC 20549-0404

Re:          ONEOK Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 1-12202

Dear Ms. Thompson:

This letter is to respond to your letter dated June 15, 2009, to ONEOK Partners, L.P.  Our response is as follows.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Estimates, page 40

1.
We have reviewed your response to prior comment 1 in our letter dated June 2, 2009, noting that you do not believe that any additional disclosures were required in your Form 10-K for the fiscal year ended December 31, 2008.  Please address the following items:

•
Considering your critical accounting estimate disclosures merely appear to duplicate the disclosure of significant accounting policies in the financial statement footnotes, we believe that your historical disclosures did not fully comply with the interpretative guidance set forth in SEC Release No. 33-8350. While accounting policy notes in the financial statements generally

  100 West Fifth Street ● Tulsa, OK 74103-4298
P.O. Box 871 ● Tulsa, OK 74102-0871
www.oneok.com

Ms. Jennifer Thompson

July 10, 2009

describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.  Since critical accounting estimates are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Even if reasonably likely estimate changes would not have a material effect on your financial statements, those circumstances should still be disclosed.   In your asset impairment discussion, for example, you should disclose in future filings, if still true, that the derived fair values of the related assets significantly exceed the carrying values and indicate whether or not a quantified reasonably likely percentage change in forecasted cash flows, EBITDA and/or EBITDA multiples would have resulted in an impairment charge.

•
Considering Level 3 inputs generally involve unobservable inputs and the use of modeling techniques and Level 2 inputs typically involve adjustments to observable market data, please clarify why you believe that the determination of the fair values of Level 2 and Level 3 derivative instruments is not complex and does not require significant estimates and judgments.   In doing so, tell us how you derive the fair values of Level 2 and Level 3 derivatives in further detail than disclosed on page 79 of your Form 10-K and provide us with the information requested in the bullet points of our original comment.  Also, if the fair value determination is not complex and does not require significant estimates and judgments, please explain why you include derivatives and risk management as a critical accounting estimate.   As noted in SEC Release No. 33-8350, critical accounting policies should be limited to those where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and/or the impact of the estimates and assumptions on financial condition or operating performance is material.

RESPONSE:

In future filings, we will ensure that our critical accounting estimates present our analysis of the uncertainties involved in applying the applicable accounting principles, including an analysis of their sensitivity to a reasonably likely change.

With respect to our critical accounting estimates that relate to impairment of long-lived assets, goodwill and intangible assets, we will disclose in future filings the estimates inherent in our determination of fair value, including sensitivities associated with changes in the key inputs and estimates inherent in our impairment analyses.  We will also disclose, if still true, that the derived fair values of the related assets significantly exceed their carrying values.

Ms. Jennifer Thompson

July 10, 2009

With respect to our fair value measurements, as of December 31, 2008, our Level 2 derivative assets consist of fixed price, over-the-counter crude oil swaps with a tenor of 12 months or less.  These swaps are valued using the income approach based on NYMEX settlement prices, for which the market is active and prices are directly observable as of the reporting date.  We adjust the resulting values to reflect credit risk, although the credit risk adjustment is not significant.

Our Level 3 derivative assets as of December 31, 2008, consist of fixed price, over-the-counter swaps for purity natural gas liquids products, including propane, iso-butane, natural gasoline and normal butane, which have a tenor of 12 months or less.  These fair values were determined based on information from one independent pricing service or were calculated by multiplying the correlation of the specific purity product by the forward NYMEX curve for crude oil.  The data from the pricing service and the forward NYMEX curve, both of which were unadjusted, are based on observed activity in an active market for which pricing is readily available.  We corroborate the data using our market knowledge of recent transactions and day-to-day pricing fluctuations and analysis of historical relationships of data from the pricing service compared to actual settlements and correlations.  We also adjusted the values to reflect credit risk, although the credit risk adjustment is not significant.  Our fair values are not based on a proprietary model, and as such represent a good input for consideration of fair value, in accordance with the principles of SFAS 157.

In our Form 10-K for the year ended December 31, 2008, we identified derivatives and risk management as a critical accounting policy in the footnotes to our financial statements and in MD&A.  We consider the election to use hedge accounting to be a critical accounting policy for ONEOK Partners due to the significant impact hedge accounting has on ONEOK Partners’ results of operations compared to mark-to-market accounting.  For example, accumulated other comprehensive income as of December 31, 2008, which is primarily attributable to deferred gains on cash flow hedges, is $64.4 million compared to net income of $625.6 million.

We did not identify fair values of derivatives as a critical accounting estimate in MD&A.  We continue to believe that determining the fair values of our derivatives does not meet the criteria for a critical accounting estimate because the use of derivatives by ONEOK Partners is limited and there are not a significant amount of subjective estimates required to be utilized within the determination of our Level 2 and Level 3 financial instruments.  Since our utilization of data from a pricing service and the NYMEX forward curves does not require significant adjustment, as outlined above, the significance of our estimates utilized in the valuation process for our derivative instruments does not rise to the threshold of critical.  Further, with respect to our fair value estimates, all of our derivative transactions during the years ended December 31, 2008, 2007 and 2006, were accounted for as hedges.  The derivatives and related hedged transactions are highly correlated, such that ineffectiveness is immaterial.  Since our derivatives designated as cash flow hedges are marked-to-market through accumulated other comprehensive income and ineffectiveness for both our cash flow and fair value hedges is insignificant, and also considering the

Ms. Jennifer Thompson

July 10, 2009

fair value of our derivatives in relation to total assets, we concluded that the impact of changes in our fair value estimates would not have a material impact on our reported financial condition or operating performance.

In future filings, we will continue to evaluate our accounting estimates and will provide disclosures that comply with SEC Release No. 33-8350 for those estimates that are deemed critical.

Notes to Consolidated Financial Statements, page 70

2.
We have reviewed your response to prior comment 3 in our letter dated June 2, 2009.   As transportation costs is a fairly broad category, please disclose the types of transportation costs included in cost of sales in more detail.

RESPONSE:

For the years ended December 31, 2008, 2007 and 2006, transportation costs represented less than three percent of total cost of sales and fuel.  Such costs primarily include pipeline utilization fees and condensate gathering costs.  In future filings, we will include information, if material, about the components of costs of sales and fuel in the footnotes to the financial statements or in MD&A, and will give consideration to providing such disclosures by segment. Unless transportation costs become significant in relation to total cost of sales and fuel, we do not anticipate providing detailed disclosures of the components of those costs.

I hope this additional information is helpful to the review team.  Please contact me at (918) 588-7917, if you need clarification or additional information.

Sincerely,

/s/ Curtis L. Dinan
Curtis L. Dinan
Executive Vice President,
Chief Financial Officer and Treasurer